Sol Strategies Applies For Listing on Nasdaq Exchange

Toronto, Ontario--(Newsfile Corp. - December 5, 2024) - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Sol Strategies" or the "Company"), a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain and ecosystem, today submitted its application for listing on the Nasdaq Stock Market ("Nasdaq"). This marks a critical milestone in the Company's strategic plan to enhance institutional investor access and expand its market presence.

The Company's listing application is subject to review and approval by Nasdaq's listing qualifications department for compliance with all Nasdaq Capital Market standards, as well as any other relevant regulatory approvals. The Company must also file a registration statement with the Securities and Exchange Commission ("SEC") and have it declared effective before being listed on Nasdaq.

Leah Wald, CEO of Sol Strategies, commented: "Submitting our Nasdaq application represents a pivotal step in our journey to bridge institutional investment with the boundless potential of the Solana ecosystem. This milestone positions us to drive transformative growth and deliver sustained value to our shareholders as we bring our strategic vision to life."

While advancing its uplisting plans, the Company's common stock will continue trading on the OTC market under the ticker symbol "CYFRF." and the Company will continue to maintain the listing of its common stock on the Canadian Securities Exchange under ticker symbol "HODL". Sol Strategies remains committed to maximizing shareholder value and achieving a Nasdaq listing as a key component of its growth strategy.

About Sol Strategies

Sol Strategies is a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain and ecosystem. The Company focuses on leveraging investment opportunities in staking rewards and Solana-based projects, enabling shareholders to indirectly participate in the decentralized finance landscape. Sol Strategies is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker "HODL" and on the OTC market under the ticker "CYFRF".

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's Nasdaq application and the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Nasdaq listing and its intended impact on the Company. There is no assurance that the Nasdaq listing will be completed or that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/232555